UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 		)* Final Amendment


			Petroglyph Energy
			(Name of Issuer)


			Common Stock
			(Title of Class of  Securities)


				71649C101
				(Cusip Number)

			5/5/99
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		X            Rule 13d-1(b)

			 Rule 13d-1(c)

			 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes



SEC1745 (3-98)			Page 1 of 6 pages





CUSIP No. 	71649C101



1. Names of Reporting Persons. Eagle Capital Management L.L.C.
I.R.S. Identification Nos. of  above persons (entities only).   22-3361201



2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) 		X



3. SEC Use Only



4.Citizenship or Place of Organization 	499 Park Avenue, New York, NY 10022

Number of 	5. Sole Voting Power             0
Shares Bene-	6. Shared Voiting Power
Ficially by	7. Sole Dispositive Power
Owned by Each	8. Shared Dispositive Power   0
Reporting
Person With:


	9. Aggregate Amount Beneficially Owned by Each Reporting Person 	0
10. Check of the Aggregate Amount in Row (11) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (11) 		0

12 Type of  Reporting Person (See Instructions)    IA







Page 2 of 6 pages

GENERAL INSTRUCTIONS

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
 (c), check whether the person
filing is a:

(d)  	X	 Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class ofsecurities of the issuer identified in Item 1.

	(a) Amount beneficially owned: 	0

	(b) Percent of class: 	0

	(c) Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 	0

		(iv)	Shared power to dispose or to direct the disposition of 	0

Item 5.  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						May 18, 1999

					Ravenel B. Curry, III  Managing Director